Exhibit 99.35

IsoEnergy Receives Conditional Approval to Graduate to the Toronto Stock Exchange and Announces Corporate Update

Saskatoon, SK, June 21, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSXV: ISO; OTCQX: ISENF) is pleased to announce that it has received conditional approval from the Toronto Stock Exchange (the “TSX”) to graduate from the TSX Venture Exchange (the “TSXV”) and to list its common shares (the “Common Shares”) on the TSX.

Final approval of the listing is subject to the Company meeting certain customary conditions required by the TSX. Upon receipt of the final TSX approval, the Common Shares will be delisted from the TSXV and commence trading on the TSX under the symbol “ISO”. The Company will issue a press release once it has confirmed the date when trading of the Common Shares is expected to commence on the TSX.

Shareholders are not required to exchange their share certificates or direct registration system advices, or take any other action in connection with the listing on the TSX, as there will be no change in the trading symbol or CUSIP for the Common Shares.

Corporate Update

The Company is also pleased to announce that, effective June 20, 2024, the Company filed articles of continuance to continue from the Province of British Columbia into the Province of Ontario. Shareholders of the Company approved the continuance at the Company’s annual general and special meeting of shareholders held on May 22, 2024. Shareholders are not required to take any action in connection with the continuance.

As previously announced on June 4, 2024, the Company has entered into a definitive agreement in connection with the proposed acquisition of the Bulyea River project (the “Project”) located on the northern edge of the Athabasca Basin (the “Bulyea River Acquisition”). The Project is host to very high uranium in lake sediment within a strong airborne radiometric anomaly and represents a shallow basement-hosted target.

Pursuant to an agreement dated May 29, 2024, IsoEnergy has agreed to acquire all of the outstanding shares of 2596190 Alberta Ltd., a wholly-owned subsidiary of Critical Path Minerals Corp (the “Vendor”) which holds a 100% interest in the ~13,000 hectare Project for consideration comprised of:

•	On closing, C$150,000 in cash;

•	On or before the 1st anniversary of closing, C$200,000 in cash or Common Shares or a combination thereof at the election of the Company;

•	On or before the 2nd anniversary of closing, C$300,000 in cash or Common Shares or a combination thereof at the election of the Company;

•	On or before the 3rd anniversary of closing, C$350,000 in cash or Common Shares or a combination thereof at the election of the Company;

•	Minimum expenditures of C$2.0 million to be incurred within 36 months of closing;

•	Within 30 days after a published technical report containing a current mineral resource estimate on the Project, C$1.0 million payable in cash or Common Shares or a combination thereof at the election of the Company; and

•	A 2% net smelter returns royalty payable by the Company to the Vendor with respect to production from the Project. IsoEnergy has the right to repurchase 1% of the royalty by paying the amount of C$1.0 million in cash.

The agreement includes provision for the return of the Project to the Vendor in the event that the Company does not make the anniversary payments as described above.

Closing of the Bulyea River Acquisition is subject to satisfaction of certain customary closing conditions including, among other things, approval of the TSXV. Any Common Shares issuable pursuant to the Bulyea River Acquisition will be subject to a hold period expiring four months and one day from the date of issuance. There are no finders’ fees payable in connection with the acquisition and Critical Path Minerals Corp., and 2596190 Alberta Ltd. are arms-length parties with respect to the Company.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams

CEO and Director
info@isoenergy.ca
1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the satisfaction of the TSX’s listing requirements; receipt of final TSX approval; the delisting of the Common Shares from the TSXV and the commencement of trading on the TSX; closing of the Bulyea River Acquisition; and other activities, events or developments that the Company expects or anticipates will or may occur in the future; . Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the Company will be able to satisfy the listing requirements of the TSX, that the conditions to closing of the Bulyea River Acquisition will be satisfied, including receipt of TSXV approval, that that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the failure to satisfy the TSX listing requirements and obtain final TSX approval for listing of the Common Shares, changes in the timing and process for delisting the Common Shares from the TSXV and listing on the TSX, the failure to satisfy the conditions to closing of the Bulyea River Acquisition, including receipt of TSXV approval, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.